Chardan Healthcare Acquisition 2 Corp.

17 State Street, 21st Floor

New York, NY 10004

July 14, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Dillon Hagius

Re:	Chardan Healthcare Acquisition 2 Corp.

Preliminary Proxy Statement on Schedule 14A

Filed June 4, 2021

File No. 001-39271

Dear Mr. Hagius:

This letter sets forth the response of Chardan Healthcare Acquisition 2 Corp. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated July 1, 2021 (the “Comment Letter”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on June 4, 2021 (the “Preliminary Proxy”). Concurrently with the submission of this letter, we are filing an amendment to the Preliminary Proxy (“Amendment No. 1”).

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to Amendment No. 1 unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A

Summary of the Proxy Statement

Renovacor, page 19

1.

Please disclose in this summary section Renovacor’s history of net losses and lack of commercial revenue, Renovacor’s expectation that it will be several years, if ever, before it has a commercialized product and that Renovacor anticipates that its expenses will increase substantially if, and as, it continues its development of potential product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Preliminary Proxy on page 19 of Amendment No. 1 to include such disclosure.

Interests of Certain Persons in the Business Combination, page 23

2.

Please quantify the aggregate dollar amounts contributed by the sponsor and affiliates and describe the nature of what the sponsor and the affiliates have at risk and are dependent on the completion of the business combination. Include the current value of the securities held, loans extended, fees due and out-of-pocket expenses for which the sponsor and affiliates are awaiting reimbursement. Provide similar disclosure for officers and directors, if material. Provide similar information in your risk factor section and “Interests of Certain Persons in the Business Combination” beginning on page 127.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 24 of Amendment No. 1.

Summary Historical Financial Information of Chardan, page 33

3.	Please present your common stock subject to possible redemption line item to be consistent with your historical financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 33 and 253 of Amendment No. 1.

Comparative Per Share Data, page 37

4.

Please expand your disclosures on page 38 to present Renovacor equivalent pro forma per share data assuming both minimum and maximum redemption scenarios. Also, based on your expected exchange ratio of .91, it is not clear that you have appropriately calculated Renovacor’s equivalent per share data. Refer to the Instructions for Item 14(b)(10) of Schedule 14A for guidance on how to calculate equivalent pro forma per share amounts.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 39 of Amendment No. 1.

5.

Please expand your disclosure to provide additional information regarding the determination of the .91 exchange ratio. Ensure you refer to (i) the number of Renovacor preferred stock and common stock outstanding, (ii) the Preferred Per Share Merger Consideration and Common Per Share Merger Consideration as defined in the Merger Agreement, and (iii) the 6,500,000 Chardan common stock to be issued to the Renovacor Shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 39 of Amendment No. 1.

Risk Factors

If Renovacor fails to comply with its obligations in the License Agreement under which it licenses intellectual property..., page 72

6.

We note your disclosure that “Renovacor is aware of patents issued to REGENXBIO Inc. that claim AAV vectors that have an AAV9 capsid serotype” and that “[i]f Renovacor commercializes any of its product candidates prior to the expiry of those patents in 2026 without a license, it is possible that the patent owner could bring an action claiming infringement.” Please disclose whether your lead product candidate relies on the technology potentially protected by these patents and, if so, what impact this would have on your plans to commercialize this product before the patents expire in 2026. Please also disclose this risk under a separately captioned risk factor.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Preliminary Proxy on page 75 of Amendment No. 1 to disclose this risk under a separately captioned risk factor. The Company also advises the Staff that it currently views the potential risk of a material impact on the Company’s plans to commercialize its lead product candidate based on the failure to obtain a license from REGENXBIO Inc. prior to the patent’s expiration in January 2026 as remote given its current anticipated timeline to commercialization.

The Sponsor, certain members of the Chardan Board and certain Chardan officers have interests..., page 88

7.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable company or on term less favorable to shareholders rather than liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 90-91 and 102–03.

8.

Please highlight that the sponsors and public shareholders may experience different rates of return and clarify if the sponsors and affiliates can earn a positive rate of return on their investment, even if the other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 90-91 and 102–03.

9.	Please quantify the out of pocket expenses incurred to date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 24, 90 and 133 in response to the Staff’s comment.

Chardan’s stockholders will experience immediate dilution..., page 94

10.

Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 103 in response to the Staff’s comment.

11.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 96 in response to the Staff’s comment. The Company undertakes that it will provide the value of the warrants, based on the closing price of the warrants on the NYSE on the record date for the special meeting, in a future amendment to the Preliminary Proxy.

12.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 272 in response to the Staff’s comment.

Subsequent to the completion of the Business Combination, Chardan may be required to take write-downs or write-offs..., page 97

13.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has revised the Preliminary Proxy on page 100 of Amendment No. 1 to include such disclosure.

Proposal No. 1—The Business Combination Proposal Aggregate New Renovacor Proceeds, page 116

14.	Please specify how far in the clinical development of REN-001 you expect to reach with the cash available to the company assuming both the minimum and maximum redemption.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that assuming the maximum redemptions Renovacor expects the available cash to provide it with resources to advance into its Phase I/II human clinical studies for its lead product candidate REN-001 and assuming the minimum redemptions Renovacor expects the available cash to provide it with resources to progress further into its Phase I/II human clinical studies for its lead product candidate REN-001. The Company has revised the Preliminary Proxy on page 120 of Amendment No. 1 to include this disclosure.

Chardan Stockholder Support Agreement, page 127

15.

We note your disclosure that, concurrently with the execution of the Merger Agreement that certain shareholders representing approximately 14.2% of the issued and outstanding shares entered into a Stockholder Support Agreement with Chardan and Renovacor, pursuant to which such Chardan stockholders agreed, among other things, not to redeem any of their respective shares of Chardan common stock held of record or thereafter acquired prior to the Closing. Please describe any consideration provided in exchange for this agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 26, 131 and 280 in response to the Staff’s comment. Additionally, please note that no consideration was exchanged in connection with entry into the Chardan Stockholder Support Agreement.

Background of the Business Combination, page 129

16.

Please disclose the total pro forma equity value Chardan assigned to Renovacor in its the Initial Letter of Intent and the Final Letter of Intent. As drafted, this value is not clear. Please also revise to indicate what the values you disclose were based on.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 137 in response to the Staff’s comment.

The Chardan Board’s Reasons for the Approval of the Business Combination, page 133

17.

We note your disclosure that “[t]he Chardan Board, in evaluating the transaction with Renovacor, consulted with its legal counsel, financial and accounting advisors.” Please expand your disclosure to more specifically explain the role these advisors played with respect to valuation, analysis and due diligence.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 138 in response to the Staff’s comment.

Summary of Chardan Financial Analysis, page 136

18.

In relation to your disclosure that Chardan’s Board of Directors concluded that the Merger Agreement, the other agreements contemplated thereby and the Business Combination are fair to, advisable and in the best interests of Chardan and its shareholders, please revise your disclosure to provide further detail regarding how the valuation of Renovacor was determined and approved, including how it compared to the mean and median values of the companies listed in your comparable company analysis. For example, please include the implied market cap and enterprise value the board used for Renovacor when conducting this analysis and disclose how those values compared to the amounts shown in the tables in this section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 142 in response to the Staff’s comment.

Conflicts of Interest, page 138

19.

We note your disclosure on page 140 that you agreed not to consummate your initial business combination with an entity that is affiliated with any of your officers, directors or initial stockholders, unless you have obtained (i) an opinion from an independent investment banking firm that the Business Combination is fair to your unaffiliated stockholders from a financial point of view and (ii) the approval of a majority of your disinterested and independent directors. We also note your disclosure on page 132 that on September 23, 2020, Mr. Grossman and Gbola Amusa, MD, the principals of Chardan, were introduced to Magdalene Cook, M.D., the CEO of Renovacor, by Isaac Manke, a member of the Chardan Board and a partner of Acorn Bioventures, an investor in Renovacor, and your disclosure in this section that Isaac Manke is a partner of Acorn Bioventures and that Acorn Bioventures is a 5% or greater stockholder of Renovacor and is expected to be a 5% or greater stockholder of New Renovacor following consummation of the Business Combination. Please disclose how you satisfied the conditions disclosed on page 140 and the basis for the board determining it was not necessary to obtain a fairness opinion for the business combination and to obtain the approval of a majority of your disinterested and independent directors.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that the analysis as to whether or not to obtain a fairness opinion in connection with this business combination took into account several factors, including, among others, the following: First, as disclosed in the Preliminary Proxy, an undertaking to obtain a fairness opinion was made only in connection with a business combination involving “a company affiliated with our sponsor, officers or directors.” Cognizant of (i) the passive minority investment by Acorn Bioventures, L.P. (“Acorn”) in Renovacor as described in the Preliminary Proxy, and (ii) Mr. Manke’s role as a member of the general partner of the limited partnership that directly holds shares of Acorn, which may cause Mr. Manke to be deemed to share voting and investment power with respect to such shares as described in the Preliminary Proxy under the caption “Beneficial Ownership of Securities,” the Company’s board of directors, with the assistance of counsel, reviewed the contractual and investor relationship between Acorn and Renovacor. The conclusion of this review was that Renovacor is not an affiliate of Acorn or Mr. Manke because, among other things, (i) Acorn holds a minority interest that represented less than 10% of all outstanding equity securities of Renovacor on a fully diluted basis as of the date on which the Company’s board of directors approved the transaction, (ii) neither Mr. Manke nor Acorn has any contractual rights with Renovacor or its affiliates that indicate any indicia of control over Renovacor, (iii) other than the right of Acorn to appoint one non-voting board observer to Renovacor’s board of directors (which board observer is Mr. Manke) pursuant to a board observer agreement by and between Acorn and Renovacor, neither Mr. Manke nor Acorn have representation (or a contractual right thereto) on the board of directors of Renovacor or any decision making committee thereof and (iv) neither Mr. Manke nor Acorn otherwise exercises control over Renovacor. This conclusion was consistent with commonly accepted definitions of “affiliates” and “control” as articulated under applicable law, including the Securities Act and the rules promulgated thereunder. Given the board’s determination that Renovacor was not an affiliate of Acorn or Mr. Manke, the Board concluded that it was not required to obtain (i) an opinion from an independent investment banking firm that the Business Combination was fair to the Company’s unaffiliated stockholders from a financial point of view or (ii) the approval of a majority of the Company’s disinterested and independent directors.

20.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the disclosure under the caption “Proposal No. 1 — The Business Combination Proposal — Conflicts of Interest” completely and accurately discloses all material interests in the transaction held by the sponsor and the company’s officers and directors and all material conflicts of interest, including fiduciary or contractual obligations to other entities, as well as any interest in, or affiliation with, the target company. The Company further advises the Staff that it did not encounter any conflicts of interest in negotiating and recommending the business combination to its stockholders, other than with respect to its consideration of whether Renovacor was an affiliate of Acorn or Mr. Manke, as discussed in further detail in the Company’s response to comment number 19 herein.

21.

Please expand your disclosure regarding Acorn Bioventures’ ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 143-44 in response to the Staff’s comment.

22.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 143 in response to the Staff’s comment.

Proposal No. 2—The Charter Proposal, page 147

23.

Please provide us with your analysis as to why you are not required to unbundle those changes to your certificate of incorporation which are not specific to special purpose acquisition companies into separate proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A as well as Question 201.01 of the Division’s Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations. We also note that Proposal 2 appears to overlap with the proposals under “Proposal 3-The Governance Proposal” which is disclosed as being voted upon on a non-binding advisory basis. Please tell us how this complies with the unbundling rules and guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 152-62 in response to the Staff’s comment.

Renovacor’s Pipeline, page 183

24.

Please revise your pipeline table so that each phase is graphically depicted in separate columns, or tell us the basis for your belief that you will be able to conduct Phase 1/2 and Phase 2/3 trials for all your product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and believes that the pipeline table on page 192 of Amendment No. 1 represents the current stage of development of Renovacor. The column headings “Phase 1/2” and “Phase 2/3” in the pipeline table are not intended to reflect Renovacor’s expectations of the required clinical trials to advance its product candidates towards commercialization or an agreed upon pathway with the FDA. The Company also notes that many gene therapy companies have presented, including in numerous filings with the Securities and Exchange Commission, the same column headers that the Company is presenting in its pipeline table. The Company has revised the Preliminary Proxy on page 192 of Amendment No. 1 to include a footnote reflective of the point made above regarding its basis for the presentation of its pipeline table.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 240

25.

Please expand Adjustment I to identify the method used to estimate the fair value of the Earnout Consideration and Sponsor Earnout Shares and quantify the significant assumptions utilized. In light of your disclosure that estimates are subject to change, include a sensitivity analysis for the range of possible outcomes. See Rule 11- 02(a)(11)(ii)(A) of the Regulation S-X. Also, please expand your disclosures to address the potential impact liability accounting for the Earnout Consideration and Sponsor Earnout Shares may have on future operating results.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 251 of Amendment No. 1.

26.	Please clarify how you will account for the Earnout RSU awards referred to on page 232 and address the need to include a pro forma adjustment for such awards.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 243-44 and 251-52 of Amendment No. 1.

27.	Please expand Adjustment F to explain how you determined the $10,074,018 adjustment to additional paid-in capital.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 250 of Amendment No. 1.

28.

With reference to your $1,417,175 Pro Forma Condensed Income Statement Adjustment BB, please explain your statement that the costs expensed through accumulated deficit are included in the unaudited pro forma condensed combined statement of operations for the year ended March 31, 2021. In this regard, we assume you meant to refer to the year ended December 31, 2020. Please advise or revise.

Response: In response to the Staff’s comment, estimated transaction costs incurred subsequent to March 31, 2021 (and not included in the historical financial statements of either the Company or Renovacor), have been reflected as if incurred on January 1, 2020, the date of the closing of the Business Combination for purposes of the unaudited pro forma statement of operations. As discussed in Adjustment C, such transaction costs were also reflected as an increase in the accumulated deficit as of March 31, 2021, the date of closing of the Business Combination for purposes of the unaudited pro forma balance sheet.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 241

29.	Please expand Adjustment AA to provide the underlying assumptions utilized in the determination of the post-combination expense related to replacement option awards issued.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 251 of Amendment No. 1.

30.	With reference to your disclosures provided in Adjustment C, please expand your disclosures in Adjustment BB to indicate how you determined the $1,417,175 adjustment.

Response: In response to the Staff’s comment, please refer to our response to Question 28 and the revised disclosure on page 251 of Amendment No. 1.

Note 4. Net Loss per Share, page 241

31.	Please quantify the outstanding contingent earnout shares, warrants, and outstanding RSAs and stock options that are not included in the calculation of diluted earnings per share.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 252 of Amendment No. 1.

Chardan Healthcare Acquisition 2 Corp. Unaudited Condensed Financial Statements Note 2. Revision of Previously Issued Financial Statements, page F-26

32.

Please expand your disclosures to discuss the underlying accounting that resulted in the recognition of $1,680,000 compensation expense on Private Placement warrants and how such amount was determined.,

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-26 of Amendment No. 1. Furthermore, when evaluating the allocation of proceeds when the fair value of a liability exceeds net proceeds received, the Company looked to the SEC staff’s view and discussion at the 2014 AICPA National Conference on Current SEC and PCAOB Developments, the SEC staff discussed the allocation of proceeds received for the issuance of a hybrid instrument when the fair value of financial liabilities required to be measured at fair value is greater than the net proceeds the issuer received.

* * * * *

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Chardan Healthcare Acquisition 2 Corp.

By:	/s/ Jonas Grossman
Name: Jonas Grossman
Title: President and Chief Executive Officer

cc:   Gbola Amusa, Chardan Healthcare Acquisition 2 Corp.

Ryan J. Maierson, Latham & Watkins LLP